Jefferies LLC

520 Madison Avenue

New York, New York 10022

September 27, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Re:	Pershing Square SPARC Holdings, Ltd.

Registration Statement on Form S-1

Filed November 26, 2021, as amended

File No. 333-261376

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned hereby joins in the request of Pershing Square SPARC Holdings, Ltd. that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. Washington D.C. time on September 29, 2023, or as soon thereafter as practicable, or at such other time as the registrant or its counsel may request by telephone call to the Staff of the Division of Corporation Finance of the Securities and Exchange Commission.

* * *

[Signature Page Follows]

JEFFERIES LLC

By:	/s/ Tina Pappas
Name: Tina Pappas
Title: Managing Director

[Signature Page to Jefferies’ Acceleration Request for Pershing Square SPARC Holdings, Ltd.]